

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2019

Daniel Maudlin
Chief Financial Officer
HAYNES INTERNATIONAL INC
1020 West Park Avenue
Kokomo, Indiana 46904-9013

> **Re: HAYNES INTERNATIONAL INC**
> **Form 10-K for Fiscal Year Ended September 30, 2018**
> **Filed November 15, 2018**
> **File No. 001-33288**

Dear Mr. Maudlin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction